EXHIBIT 99.1

TRILOGY INTERNATIONAL PARTNERS INC. REPORTS SECOND QUARTER 2022 RESULTS

BELLEVUE, Washington (August 15, 2022) – Trilogy International Partners Inc. (“TIP Inc.”, “Trilogy” or the “Company”) (TSX: TRL), today announced its unaudited financial and operating results for the second quarter of 2022.

Second Quarter 2022 Highlights

•	Completed sale of our New Zealand subsidiary in mid-May, at an implied enterprise value of $1.7 billion New Zealand dollars (including lease liabilities). Received $908 million New Zealand dollars, exclusive of the Company’s share of $30 million New Zealand dollars held in escrow until the first anniversary of the closing.
•	Subsequent to closing our New Zealand transaction, we settled our forward exchange contract to acquire US dollars at an exchange rate of 0.67 per New Zealand dollar, representing a gain on settlement of $16.6 million.
•	Repaid all outstanding indebtedness and accrued interest, of approximately $450 million.
•	In late June, completed a C$150 million (or $116 million) return of capital distribution, which represented approximately C$1.69 per Common Share.
•	Completed transfer of our Bolivia operations to a third party.
•	Remaining cash balance of $32 million, exclusive of our share of the $30 million New Zealand dollar escrow. Currently focused on restructuring HQ operations to minimize costs associated with ongoing public company reporting requirements.

“The recent distribution to shareholders represents the conclusion of our strategic activities which kicked off over a year ago. Our goal has always been to appropriately manage risk and provide value for our shareholders,” said Brad Horwitz, President and CEO. “We are pleased with the outcome, which included the repayment of all outstanding debt obligations, and the distribution of C$150 million to shareholders.”

“Additionally, our focus now turns to streamlining headquarter operations to minimize costs while continuing to meet ongoing public company reporting requirements. We currently anticipate an additional return of capital to shareholders as part of the escrow release process in mid-2023.”

About Trilogy International Partners Inc.

TIP Inc. is the parent company of Trilogy International Partners LLC (“Trilogy LLC”) which was formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have successfully bought, built, launched and operated communications businesses in 15 international markets and the United States.

Trilogy LLC was, prior to the disposal of its New Zealand and Bolivia operations, a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provided fixed broadband communications services to residential and enterprise customers in New Zealand and Bolivia.

The Company historically had two reportable segments, New Zealand and Bolivia. In December 2021, a subsidiary of the Company entered into a purchase agreement to sell its 73.2% indirect equity interest in its New Zealand subsidiary (the “2degrees Sale”) to Voyage Digital (NZ) Limited (“Voyage Digital”), and in March 2022, a subsidiary of the Company entered into an agreement to transfer its 71.5% indirect equity interest in its Bolivia subsidiary to Balesia Technologies, Inc. (“Balesia”) for a nominal purchase price (“NuevaTel Transaction”). During the second quarter of 2022, the Company completed the sale of its operations in New Zealand and Bolivia which represented substantially all of the operating activity of the business.

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of June 30, 2022.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s Common Shares trade on the TSX under the ticker TRL.

For more information, visit www.trilogy-international.com.

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About this press release

This press release contains information about our business and performance for the three and six months ended June 30, 2022, as well as forward-looking information and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with U.S. GAAP.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generated revenues and incurred costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD increased and decreased the Company’s overall revenue and profitability as stated in USD, which was the Company’s reporting currency. The following table sets forth for each period or date indicated the exchange rates in effect at the end of such period, including as of May 19, 2022 for the current quarter which reflects the date of the balance sheet for New Zealand upon closing of the 2degrees Sale, and the average exchange rates for such periods, for the NZD, expressed in USD.

	May 19, 2022	December 31, 2021	% Change	June 30, 2022	December 31, 2021	% Change
End of period NZD to USD exchange rate	0.64	0.68	(7%)	0.62	0.68	(9%)

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2021	% Change	2022	2021	% Change
Average NZD to USD exchange rate	0.66	0.71	(8%)	0.67	0.72	(7%)

NZD amounts reflect the USD amount as converted according to the average NZD/USD exchange rates as presented in the table above.

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in the Condensed Consolidated Financial Statements and related notes for the period ended June 30, 2022 are a result of rounding. Information is current as of August 15, 2022 and was approved by the Board. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements and Management’s Discussion and Analysis for the three and six months ended June 30, 2022 and for the year ended December 31, 2021, our Annual Report on Form 20-F for the year ended December 31, 2021, and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

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Managing our Liquidity and Financial Resources

As of June 30, 2022, the Company had $32.0 million in cash, cash equivalents and restricted cash all held at the corporate level, a decline of $23.0 million from December 31, 2021 when the consolidated balance was $55.0 million of which $36.8 million was held by Two Degrees Mobile Limited (“2degrees”) and $17.5 million was held by Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”).

On May 19, 2022, the 2degrees Sale closed for an equity purchase price for 100% of 2degrees of $1.315 billion NZD, based on an implied enterprise value of $1.7 billion NZD inclusive of lease liabilities. The Company’s share of the total consideration was approximately $601 million ($930 million NZD), net of $21 million ($33 million NZD) for closing adjustments, including transaction advisory fees, along with payments to satisfy the outstanding 2degrees option pool. The Company received $587 million ($908 million NZD) of the consideration in May 2022. Approximately $14 million ($22 million NZD) of the consideration paid by Voyage Digital for the Company’s 2degrees shares is being held in escrow for a period of one year after the sale closing date as recourse for potential indemnification claims that may arise under the purchase agreement. The amount in escrow represents a consideration receivable and is included in Sale proceeds held in escrow within current assets on the Company’s Condensed Consolidated Balance Sheet as it is currently considered to be probable that the amount will be received in full upon completion of the escrow period.

In connection with the closing of the 2degrees Sale, the Company settled its forward exchange contract related to a portion of the sale proceeds. The forward exchange contract was settled at a gain of $16.6 million and the related cash proceeds are included in investing activities in the Condensed Consolidated Statement of Cash Flows. See Note 9 – Derivative Financial Instruments to the Condensed Consolidated Financial Statements for additional information.

Upon closing of the 2degrees Sale, the Company also used a portion of the proceeds to prepay approximately $450 million in aggregate outstanding indebtedness and accrued interest under its subsidiary’s 8.875% senior secured notes due 2023 and such subsidiary’s 10% promissory notes due 2023 as well as the Company’s 13.5% bridge loans due 2023. As a result of these prepayments, the Company had no remaining indebtedness outstanding as of June 30, 2022. See Note 8 – Debt to the Condensed Consolidated Financial Statements for additional information on the prepayments of debt.

The remaining amount of proceeds received by the Company from the 2degrees Sale, after prepayment of debt obligations and payment of certain corporate working capital obligations accrued through the date of the transaction, were converted to USD and Canadian currency in the amounts expected to be used for distributions and corporate use. These amounts were used to fund the initial shareholder distribution in the aggregate amount of $150 million CAD ($116 million) made in June 2022 and to provide a remaining cash reserve of $32.0 million as of June 30, 2022, which is in addition to the Company’s share of the escrow balance of $13.7 million (converted to USD using the NZD to USD exchange rate as of June 30, 2022). In connection with the Company’s plan of liquidation adopted on June 10, 2022, the majority of the $32.0 million reserve will be utilized for costs related to the eventual dissolution of the Company, including costs related to continued financial reporting, and headquarters costs through mid-year 2023 along with payment of the $8.0 million balance of Other current liabilities and accrued expenses as presented in the Company’s Condensed Consolidated Balance Sheet which includes expected severance payments to be made in connection with the Company’s wind-down process. The cash reserve will also be utilized for the payment of any indemnification claims that may arise from the transaction but are not funded by the warranty insurance policy purchased in connection with the 2degrees Sale or by the aforementioned purchase price escrow. As previously disclosed, the ultimate amount of shareholder distributions will be subject to certain factors including the amount of escrow proceeds that will be released to the Company when the escrow terminates in May 2023, fluctuations in foreign currency exchange rates, and costs associated with the dissolution of the Company.

It is currently the Company’s expectation that it may be required to continue to comply with public company reporting obligations potentially through the six years indemnification period following the closing of the 2degrees Sale. During the period in which the Company continues to report publicly, we will continue to be responsible for maintaining appropriate processes and controls around financial reporting. However, given the significantly reduced risk profile of the Company following the sales of both 2degrees and NuevaTel, we are in the process of significantly reducing the cost structure of our corporate function. Specifically, a significant majority of the existing workforce will cease employment with the Company in the third quarter of 2022, with the Company retaining only a limited number of resources to ensure compliance with ongoing regulatory and audit requirements. The Company is also in the process of negotiating with service providers to ensure a significant reduction in costs going forward. With these actions, the Company expects that the historical run rate of corporate costs will be reduced by over half, beginning in the second half of 2022. It is also the Company’s expectation that following the escrow release in May 2023, the Company will endeavor to further adjust its cost structure commensurate with the risk profile of the Company.

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Supplementary Information

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended June 30,		Six Months Ended June 30,
(US dollars in millions, unaudited)	2022	2021	2022	2021

Revenues
Wireless service revenues	53.3	103.7	154.8	212.6
Fixed broadband service revenues	14.8	28.3	42.5	55.6
Equipment sales	14.0	23.4	38.1	54.4
Non-subscriber international long distance and other revenues	1.1	2.2	3.2	4.3
Total revenues	83.2	157.6	238.5	326.9

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	26.9	53.4	81.0	107.4
Cost of equipment sales	14.3	24.9	39.2	59.1
Sales and marketing	10.3	22.7	30.8	43.2
General and administrative	26.0	31.1	57.0	59.9
Depreciation, amortization and accretion	0.3	29.4	18.4	57.6
(Gain) on sale of operations and loss on disposal of assets	(458.1)	0.1	(457.6)	0.6
Total operating expenses	(380.3)	161.6	(231.2)	327.7
Operating income (loss)	463.5	(4.1)	469.7	(0.8)

Other income (expenses)
Interest expense	(8.6)	(13.2)	(22.9)	(26.5)
Change in fair value of warrant liability	-	0.1	0.1	0.1
Debt extinguishment, modification and issuance costs	(8.5)	(7.0)	(8.5)	(7.0)
Other, net	30.2	0.4	15.6	2.2
Total other income (expenses)	13.1	(19.8)	(15.7)	(31.2)
Income (loss) before income taxes	476.6	(23.8)	454.0	(32.0)

Income tax expense	(5.2)	(2.7)	(11.3)	(6.2)
Net income (loss)	471.5	(26.5)	442.7	(38.2)
Less: Net (income) loss attributable to noncontrolling interests	(2.5)	9.3	(3.6)	12.3
Net income (loss) attributable to Trilogy International Partners Inc.	468.9	(17.2)	439.1	(26.0)

Comprehensive income (loss)
Net income (loss)	471.5	(26.5)	442.7	(38.2)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(16.4)	0.0	(13.2)	(6.1)
Other comprehensive (loss) income	(16.4)	0.0	(13.2)	(6.1)
Comprehensive income (loss)	455.1	(26.5)	429.5	(44.3)
Comprehensive loss (income) attributable to noncontrolling interests	1.9	9.3	(0.1)	15.3
Comprehensive income (loss) attributable to Trilogy International Partners Inc.	457.0	(17.2)	429.5	(29.0)

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Condensed Consolidated Balance Sheets

(US dollars in millions, unaudited)	June 30, 2022	December 31, 2021

ASSETS
Current assets:
Cash and cash equivalents	32.0	53.5
Restricted cash	-	1.5
Accounts receivable, net	-	61.1
Equipment Installment Plan (“EIP”) receivables, net	-	41.7
Inventory	-	10.9
Sale proceeds held in escrow	13.7	-
Prepaid expenses and other current assets	1.8	32.2
Total current assets	47.5	200.8

Property and equipment, net	-	307.1
Operating lease right-of-use assets, net	-	120.4
License costs and other intangible assets, net	-	61.4
Goodwill	-	9.7
Long-term EIP receivables	-	34.5
Deferred income taxes	-	23.9
Other assets	-	46.0
Total assets	47.5	803.9

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	0.3	27.2
Construction accounts payable	-	22.5
Current portion of debt and financing lease liabilities	-	31.6
Customer deposits and unearned revenue	-	25.9
Short-term operating lease liabilities	-	19.3
Other current liabilities and accrued expenses	8.0	99.2
Total current liabilities	8.4	225.6

Long-term debt and financing lease liabilities	-	631.7
Deferred income taxes	-	0.3
Non-current operating lease liabilities	-	168.4
Other non-current liabilities	-	23.9
Total liabilities	8.4	1,049.9

Commitments and contingencies

Total shareholders’ equity (deficit)	39.1	(246.0)

Total liabilities and shareholders’ equity (deficit)	47.5	803.9

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Condensed Consolidated Statements of Cash Flows

	Six Months Ended June 30,
(US dollars in millions, unaudited)	2022	2021

Operating activities:
Net income (loss)	442.7	(38.2)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for doubtful accounts	2.8	5.1
Depreciation, amortization and accretion	18.4	57.6
Equity-based compensation	3.6	1.9
(Gain) on sale of operations and loss on disposal of assets	(457.6)	0.6
Non-cash right-of-use asset lease expense	3.7	10.1
Non-cash interest expense	3.4	3.6
Settlement of cash flow hedges	(0.3)	(1.1)
Change in fair value of warrant liability	(0.1)	(0.1)
Debt extinguishment costs	8.5	-
Non-cash gain from change in fair value on cash flow hedges	(2.9)	(1.7)
Gain on forward exchange contracts and unrealized foreign exchange transactions	(16.1)	(0.6)
Deferred income taxes	0.4	4.6
Changes in operating assets and liabilities:
Accounts receivable	(6.5)	(12.5)
EIP receivables	5.2	(1.2)
Inventory	(1.5)	4.6
Prepaid expenses and other current assets	(12.8)	(14.7)
Other assets	(1.5)	(2.9)
Accounts payable	(6.8)	4.9
Operating lease liabilities	(7.4)	(6.0)
Other current liabilities and accrued expenses	25.0	(19.5)
Customer deposits and unearned revenue	(1.9)	0.3
Net cash used in operating activities	(1.6)	(5.2)

Investing activities:
Proceeds from the sale of operations, inclusive of proceeds from forward exchange contract of $16.6 million, net of cash sold of $51.1 million	552.2	-
Purchase of property and equipment	(32.4)	(40.7)
Purchase of spectrum licenses and other additions to license costs	-	(6.7)
Maturities and sales of short-term investments	-	10.0
Other, net	(0.7)	(3.0)
Net cash provided by (used in) investing activities	519.1	(40.4)

Financing activities:
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(438.8)	(366.2)
Return of capital, net of distribution repaid	(113.0)	-
Proceeds from debt	10.0	350.0
Proceeds from EIP receivables financing obligation	7.3	28.4
Dividends to noncontrolling interests	-	(2.5)
Other, net	(2.8)	(2.2)
Net cash (used in) provided by financing activities	(537.3)	7.5

Net decrease in cash, cash equivalents and restricted cash	(19.8)	(38.1)
Cash, cash equivalents and restricted cash, beginning of period	55.0	102.5
Effect of exchange rate changes	(3.2)	(0.9)
Cash, cash equivalents and restricted cash, end of period	32.0	63.5

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About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements may relate to the future outlook and anticipated events or results and may include information regarding our financial position, budgets, financial results, taxes, currency exchange rates, dividend policy other plans and objectives such as the Company’s use of the proceeds from the 2degrees Sale; the Company’s ability to continue as a going concern and meet its obligations; the Company’s working capital following the 2degrees Sale and the NuevaTel Transaction; streamlining headquarter operations; TIP Inc. meeting all regulatory obligations; and the timing, nature and amount of any subsequent cash distribution to shareholders and the potential for a wind-up of the Company,. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “preliminary”, “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: the timing of the liquidation and dissolution of the Company following its adoption of a plan of liquidation on June 10, 2022; the amount and availability of funds placed in escrow to secure payment of certain indemnification obligations; the amount of any subsequent distribution to shareholders; the Board’s expectation that the financial resources available to the Company following the cash distributions to shareholders will be adequate to fund the Company’s outstanding indemnification obligations (beyond those for which funds have been placed in escrow) and ongoing costs of operating the Company prior to its liquidation and dissolution; the effect of inflation on the business of the Company; and the likelihood that the Company will not continue to meet the listing requirements of the Toronto Stock Exchange. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties are those associated with foreign exchange and interest rate changes; currency controls and withholding taxes; interest rate risk; changes to TIP Inc.’s dividend policy; tax related risks; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; TIP Inc.’s failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

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Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

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